UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SCHERING AKTIENGESELLSCHAFT
(Name of Subject Company)

SCHERING AKTIENGESELLSCHAFT
(Name of Persons Filing Statement)

Ordinary Shares, no par value
(Title of Class of Securities)

DE 0007172009
(ISIN Number of Class of Securities)

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Ulrich Grohé, Esq.
Müllerstrasse 178
13353 Berlin
Federal Republic of Germany
Telephone: (011-49−30) 468−1111

(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copy to:
Peter S. Wilson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Telephone: (212) 474-1000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

News Release

Extraordinary Stockholders’ Meeting of Schering AG

Stockholders pave the way for Bayer Schering Pharma

•	Schering Supervisory Board elects Werner Wenning as Chairman
•	Arthur Higgins named Management Board Chairman of the future Bayer Schering Pharma AG

Berlin - The Bayer Group has taken a further important step toward the planned integration of Schering. On Wednesday the Schering stockholders consented to the domination and profit and loss transfer agreement with Bayer subsidiary Dritte BV GmbH at an Extraordinary Stockholders’ Meeting. Said Bayer Management Board Chairman Werner Wenning: “Now the condition has been fulfilled for integrating Schering as quickly as possible.” The stockholders also resolved on the name change from Schering AG to “Bayer Schering Pharma Aktiengesellschaft” and elected new stockholders’ representatives to the Supervisory Board. At its constituent meeting on Thursday, the Schering Supervisory Board appointed Wenning its Chairman. It then appointed the Board of Management of the future Bayer Schering Pharma AG and named Arthur Higgins Chairman of the Board of Management.

The domination and profit and loss transfer agreement approved by the Extraordinary Stockholders’ Meeting still needs to be entered in the commercial register. This will clear the way for the complete integration of Schering into the Bayer Group.

New Management Board Chairman Higgins, who is also Management Board Chairman of Bayer HealthCare AG, said he is confident about the prospects for the future Bayer Schering Pharma AG: “We are convinced that together, Bayer and Schering can be a leading player in the highly attractive specialty pharmaceutical market.” According to Higgins, the combined company will be the world’s seventh leading supplier of specialty pharmaceuticals and the global number seven in the biotechnology industry.

Following the constituent meeting of the Supervisory Board, a symbolic baton handover took place in Berlin in the presence of Schering managers. The outgoing Schering Management Board Chairman Dr. Hubertus Erlen presented his successor Higgins with the historic title deed issued in 1864 for the first factory on the current Schering site in Berlin.

On Thursday Werner Baumann and Dr. Gunnar Riemann from Bayer HealthCare were also appointed new members of the Schering Board of Management, on which current members Dr. Ulrich Köstlin and Professor Marc Rubin, MD will continue to serve.

The Schering Supervisory Board also appointed Dr. Hubertus Erlen as one of its two vice chairmen. In addition, the Extraordinary Stockholders’ Meeting elected the following stockholders’ representatives to the Supervisory Board for the first time: Professor Dr. Friedrich Berschauer, Chairman of the Board of Management of Bayer CropScience AG; Dr. Roland Hartwig, General Counsel of Bayer AG; Klaus Kühn, Member of the Board of Management of Bayer AG; and Achim Noack, Managing Director of Bayer Technology Services GmbH. Existing Supervisory Board members Dr. Karl-Hermann Baumann and Dr. Reiner Hagemann will continue to serve, as will all the current employee representatives.

Berlin,	September 14, 2006
ha	(2006-0469-E)

Contact:
Bayer AG:
Günter Forneck, phone +49 214 30 50446
Email: guenter.forneck.gf@bayer-ag.de

Schering AG:
Oliver Renner, phone +49 30 468 12431
Email: oliver.renner@schering.de

Verena von Bassewitz, phone +49 30 468 192206
Email: verena.vonbassewitz@schering.de

Important information from Bayer AG:

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. At the time of commencement of the mandatory compensation offer, Dritte BV GmbH will file a tender offer statement with the U.S. Securities and Exchange Commission (SEC) with respect to the mandatory compensation offer and Schering AG will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC in respect of the mandatory compensation offer. Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the mandatory compensation offer filed with the SEC when they become available because they will contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents when they become available free of charge at the SEC’s website (http://www.sec.gov), or at the website http://www.bayer.de.

This news release contains certain forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our reports files with the Frankfurt Stock Exchange and our reports filed with the SEC (incl. on Form 20-F). Bayer AG and Dritte BV GmbH do not assume any liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Important information from Schering AG:

Legal Instruction
After the proposed offer of cash compensation by Dritte BV GmbH, a wholly owned subsidiary of Bayer Aktiengesellschaft, in connection with the planned domination and profit and loss transfer agreement between Dritte BV GmbH and Schering Aktiengesellschaft, is made available to Schering Aktiengesellschaft shareholders, Schering Aktiengesellschaft will file with the U.S. Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer of cash compensation. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft are advised to read such solicitation/recommendation statement when it becomes available because it will contain important information. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft will be able to obtain such solicitation/recommendation statement and other filed documents when they become available free of charge at the U.S. Securities and Exchange Commission’s website (http://www.sec.gov) and at Schering Aktiengesellschaft’s website (http://www.schering.de).

Certain statements in this press release that are neither reported financial results nor other historical information are forward-looking statements, including but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Schering AG’s plans and objectives to differ materially from those expressed or implied in the forward-looking statements. Certain factors that may cause such differences are discussed in our Form 20-F and Form 6-K reports filed with the U.S. Securities and Exchange Commission. Schering AG undertakes no obligation to update publicly or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.